Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for the First Quarter, Fiscal 2026

Trading Symbol:  TSX/NYSE American: SVM

VANCOUVER, BC, July 15, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the first quarter ended June 30, 2025 ("Q1 Fiscal 2026"). Silvercorp expects to release its Q1 Fiscal 2026 unaudited interim financial results on Thursday, August 7, 2025, after market close.

Q1 Fiscal 2026 Operational Highlights

•	Revenue of approximately $81.3 million, an increase of 13% over the same quarter last year ("Q1 Fiscal 2025");
•	Silver production of 1.8 million ounces ("oz"), an increase of 6% over Q1 Fiscal 2025; silver equivalent (only silver and gold)[i] production of approximately 2.0 million ounces, compared to 1.8 million ounces in Q1 Fiscal 2025;
•	Lead production of approximately 15.7 million pounds, an increase of 1% over Q1 Fiscal 2025;
•	Zinc production of approximately 5.2 million pounds, a decrease of 19% over Q1 Fiscal 2025;
•	Active exploration continued at the Ying Mining District and the GC Mine, with a total of 81,425 meters ("m") of drilling and 19,950 m of exploration tunneling completed;
•	El Domo mine construction progressed steadily with a total of 370,564 cubic metres of material moved; and
•	Kuanping mine construction commenced with a total of 481 m of ramp development and exploration tunneling completed.

Q1 Fiscal 2026 Production Details

The Ying Mining District processed 283,355 tonnes of ore, up 28% over Q1 Fiscal 2025. Approximately 1,689 thousand of ounces ("Koz") of silver, 2,050 oz of gold, or 1,885 Koz of silver equivalent, plus 14,601 thousand of pounds ("Klb") of lead, and 1,845 Klb of zinc were produced, representing production increases of 7%, 79%, 14%, and 4%, respectively, in silver, gold, silver equivalent and lead , and a decrease of 25% in zinc over Q1 Fiscal 2025. A total of 66,505 m of drilling and 17,624 m of exploration tunneling were completed in Q1 Fiscal 2026.

The GC Mine processed 74,869 tonnes of ore, down 13% over Q1 Fiscal 2025. Approximately 138 Koz of silver, 1,134 Klb of lead, and 3,384 Klb of zinc were produced, representing decreases of 5%, 26%, and 15%, respectively, in silver, lead and zinc over Q1 Fiscal 2025. A total of 14,920 m of drilling and 2,326 m of exploration tunneling were completed.

	Q1 Fiscal 2026			Q1 Fiscal 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Ore Processed (tonnes)	283,355	74,869	358,224	221,242	86,454	307,696
Silver-lead Ore (tonne)	252,958	74,869	327,827	212,766	86,454	299,220
Gold Ore (tonne)	30,397	-	30,397	8,476	-	8,476

Head Grade for Silver-lead Ore
Silver (grams/tonne)	217	69		241	64
Lead (%)	2.8	0.8		3.2	0.9
Zinc (%)	0.5	2.3		0.7	2.4

Head Grade for Gold Ore
Gold (grams/tonne)	1.5	-		1.7	-
Silver (grams/tonne)	51	-		97	-
Lead (%)	0.8	-		2.0	-

Recovery Rates
Silver (%)	94.6	85.3		95.0	84.1
Gold (%)*	93.4	-		93.5	-
Lead (%)	94.1	90.1		94.4	90.0
Zinc (%)	64.3	90.0		72.3	90.4

Metal Production
Silver (Koz)	1,689	138	1,827	1,572	145	1,717
Gold (oz)	2,050	-	2,050	1,146	-	1,146
Silver equivalent (Koz)	1,885	138	2,023	1,657	145	1,802
Lead (Klb)	14,601	1,134	15,735	14,080	1,539	15,619
Zinc (Klb)	1,845	3,384	5,229	2,468	3,966	6,434

Metals Sold
Silver (Koz)	1,693	136	1,829	1,590	149	1,739
Gold (oz)	1,951	-	1,951	998	-	998
Lead (Klb)	14,110	1,136	15,246	14,119	1,544	15,663
Zinc (Klb)	1,858	3,331	5,189	2,493	3,991	6,484
*Only representing the gold recovery rate for Gold Ore.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the timing of release the Company's Q1 Fiscal 2026 unaudited interim financial results. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and in the Company's Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings which are available under its profile at www.sedarplus.ca.

[i] Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 17:05e 15-JUL-25